Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2004	2003
Earnings:
Income (loss) before taxes and cumulative effect of accounting charge	$22.8	$(4.3)
Add (deduct):
Equity in income of non-consolidated affiliates	(1.5)	(4.6)
Amortization of capitalized interest	0.1	0.2
Fixed charges as described below	15.1	15.9

Total	$36.5	$7.2

Fixed Charges:
Interest expensed	$10.0	$10.3
Estimated interest factor in rent expense (1)	5.1	5.6

Total	$15.1	$15.9

Ratio of earnings to fixed charges (2)	2.4	—

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(2)	Income (loss) before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $8.7 million for the six months ended June 30, 2003.